Exhibit 1.01
TCP International Holdings Ltd. Conflict Minerals Report

This Conflict Minerals Report for TCP INTERNATIONAL HOLDINGS LTD. (hereafter "TCPI", "we", "us" or "our" covers the reporting period January 1, 2016 to December 31, 2016 and is presented in accordance with the Securities Exchange Act of 1934 Rule 13p-1 and the requirements of Form SD.

This Conflict Minerals Report is filed as Exhibit 1.01 to our Specialized Disclosure Report on Form SD and is also posted on the TCPI website.

In 2010, Congress enacted the Conflict Minerals provisions as part of the Dodd - Frank Wall Street Reform and Consumer Protection Act (Dodd - Frank Act). The provisions were enacted because of concerns that the exploitation and illegal trade in Conflict Minerals (Tin, Tantalum, Tungsten and Gold or "3TG's") by armed groups may finance conflict in the Democratic Republic of the Congo (DRC) and its neighboring countries (the "Conflict Region"), Angola, Burundi, Central African Republic, The Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia and directly or indirectly contribute to human rights abuses. Section 1502 of the Dodd - Frank Act requires publicly traded manufacturing companies to report to the U.S. Securities and Exchange Commission (SEC) whether any of the 3TG’s in the products they manufacture or contract to manufacture may have originated from the Conflict Region and the due diligence steps taken to determine if the sale of the minerals finance or benefit armed groups in the Conflict Region.

TCPI’s Commitment to Responsible Sourcing

TCPI is committed to operating and sourcing in an ethically socially responsible manner, ensuring our principles are honored in all our business decisions, including those with our customers, manufacturers, and suppliers. We are committed to taking the necessary steps needed to ensure the products we manufacture and purchase from other manufacturers and suppliers are sourced from companies that share our human rights, ethics, social, and environmental responsibility. TCPI is dedicated to preventing the sale of products produced at the expense of communities and workers in the Conflict Region.

TCPI’s Expectation of Suppliers

TCPI is committed to responsible sourcing of materials for our products, including the sourcing of Conflict Minerals, and expect our suppliers to also be committed to responsible sourcing. In addition, we require the following from our suppliers:

•	To source materials from socially responsible suppliers

•	To supply products to TCPI that do not contain 3TG minerals that have been sourced under circumstances that contribute to or support human rights violations in the Conflict Region

•	To undertake due diligence within their supply chain to determine the origin of the Conflict Mineral

•	To attempt to determine the name and address for the smelter used to process the mineral

•	To complete a Conflict Minerals Reporting Template (CMRT), following the Conflict Free Sourcing Initiative (CFSI’s) Conflict Free - Smelter Program.

•	To notify TCPI of where the supply chain cannot be traced back to the smelter used in processing the Conflict Mineral.

Conflict Minerals Management System

Overview

TCPI is a publicly traded manufacturing company and is therefore required to report to the SEC regarding our assessment of applicable Conflict Minerals in our products.

The Dodd-Frank Act requires disclosure of certain information when a company manufactures or contracts to manufacture products and Tin, Tantalum, Tungsten and/or Gold is necessary to the functionality or production of those products. If products or components of products contain even trace amounts of the 3TG’s, a reasonable country of origin inquiry must be conducted to determine whether the 3TG's may have originated from a Conflict Region, and if so, due diligence must be conducted to determine where the minerals were mined. This requires TCPI to attempt to trace the mineral used in the component back to the mine, the route of transporting to the smelter and provide the actual smelter/refinery name and address where the mineral was processed where possible. TCPI also follows the Chinese Responsible Mining Guidelines which are incorporated in the following steps.

Process

Our measures summarized below are intended to follow the template for a reasonable country of origin inquiry developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), related guidance provided by the Conflict-Free Sourcing Initiative (CFSI), an initiative of EICC and GeSI, and the Organization for Economic Co-operation and Development (OECD), and the due diligence framework presented by the OECD in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing.

OECD Step 1: Establish Strong Company Management Systems:

•	Adopt and commit to a supply chain policy for minerals originating from conflict affected and high risk areas: TCPI has adopted a formal policy that reflects our commitment to source responsibly.

•
Structure internal management systems to support supply chain due diligence: TCPI has established an internal process to manage our ongoing conflict minerals compliance. The objective is to document through receipt of CFSI templates received from each supplier which components, if any, contain 3TG’s.

•
Establish a system of controls and transparency over the mineral supply chain: TCPI has implemented a process to evaluate components and suppliers of components in the supply chain for potential Conflict Minerals. We request that all suppliers of applicable components provide a completed CFSI template detailing if the component contains Conflict Minerals and also providing full details concerning the origin of any of the 3TG’s known to be in the component.

•
Continue to maintain multiple communication channels where non-compliance can be reported: TCPI has an internal hotline where employees can report potential violations anonymously. TCPI also has an external website where external parties may contact the Company.

OECD Step 2: Identify and assess risks in the supply chain:

•
Identify high risk parts and suppliers: With each applicable new component developed for purchase and use in our products, we will review the CFSI template provided by the supplier and determine if it is reasonable to conclude that the 3TG’s contained within the product, if any, did not originate from the Conflict Region.

•
Survey Suppliers: TCPI follows the OECD’s due diligence guidance for responsible supply chains of minerals from conflict - affected and high risk areas using the CFSI template. This template/survey is provided to each supplier providing components that have the potential to contain any of the 3TG minerals.

•
Collect Responses: TCPI will collect completed CFSI templates from all applicable component suppliers. These will be reviewed in order to evaluate whether they are complete with a clear explanation of all responses. If additional follow up is needed to gain clarity, follow up communications will take place.

•
Review Supplier responses: TCPI will review all survey responses, and evaluate them for completeness and sufficiency. We will follow up with suppliers if necessary. All surveys will be categorized based on the information reported. If Conflict Minerals are contained in a component, the smelter name and address will be compared to the list of approved smelters to determine if it is believed the applicable mineral was mined and processed in a socially responsible manner.

•
Aggregate supplier survey responses: If it is determined a supplier’s survey response is not aligned with our Company policy, the appropriate Senior Management and all applicable parties will be notified of the concern.

•
Review and assess smelter information: TCPI will conduct a full review of all surveys to determine if the smelters identified were CFSI approved or determine if the smelter information reported presents a “RED FLAG” as defined by the OECD Guidance.

OECD Step 3: Design and implement a strategy to respond to identified risks:

•
Report findings to designated Senior Management outlining the information gathered and the actual and potential risks identified in the supply chain risk assessment: If the component is considered “High Risk”, Senior Management will be notified so that a determination can be made as to whether the component will be accepted or an alternative supplier will be sought.

•
Devise and adopt a risk management plan: We will request that a completed CFSI Template be provided by the supplier for each component that has the potential to contain any of the 3TG’s. If the template confirms the component contains one or more of the Conflict Minerals and the origin is the Conflict Region or is unclear, we intend to consider seeking another supplier of the component that can provide full disclosure of the supply chain. Our Senior Management will be informed of the issue so that alternatives may be evaluated.

•
Implement the risk management plan, monitor and track performance of risk mitigation, report back to designated senior management and consider suspending or discontinuing engagement with a supplier after failed attempts at mitigation. Unresponsive suppliers will be evaluated for risk and corrective action.

•
Undertake additional fact and risk assessments for risks requiring mitigation, or after a change of circumstances: Risk assessments and changes in circumstances will take place as part of TCPI’s annual review of our Conflict Minerals Program.

•
If a risk is uncovered based on supplier response, a determination of whether a Type1 or Type 2 risk will be completed. Type 1 risks are risks contributing to conflict and serious human rights abuses associated with extracting, trading, processing and exporting of resources from conflict-affected and high-risk areas. Type 2 risks are risks associated with serious misconduct of environmental, social and ethical issues.

OECD Step 4: Carry out independent third - party audit of smelter/refiner’s due diligence practices:

•
If responses to the 3TG’s survey indicate the use of 3TG resources in a conflict-affected and high risk area and the smelter could not be located on the OECD approved smelter list, an independent 3rd party audit may be conducted.

OECD Step 5: Report annually on supply chain due diligence:

•	Annually report additional information on due diligence for responsible supply chains of mineral from conflict-affected and high-risk areas:

TCPI has implemented a process to monitor compliance with its Conflict Minerals Program that involves requesting sourcing information from suppliers, summarizing, reviewing and evaluating supplier compliance and requesting that all suppliers document whether a component may contain any 3TG’s and, if so, provide further details regarding the 3TG’s origin. Our ongoing Conflict Minerals Plan is as outlined below:

o
Generally, if products are made of any kind of metal with 3TG material, a CFSI form is provided to the supplier to complete. If the supplier needs guidance in completing the form, it will be given the necessary information on who to provide assistance in completing the form or in clarifying the information needed.

o
Once TCPI receives the completed the form, it will be reviewed to determine, first if the component contains any 3TG’s. If the component contains any of the 3TG’s, further review of the form will be made to attempt to identify and locate the smelter or refinery used to process the 3TG's.

o	If the smelter is identified and located, TCPI will determine whether it can verify that the smelter is an approved facility.

o
If TCPI cannot verify whether the smelter is an approved facility, the business necessity of using the supplier will be reviewed and a determination will be made as to whether to use the supplier or seek an alternative source.

o	The returned CFSI Survey forms from suppliers will be retained along with all related email communications documenting the communications exchanged and the efforts made in our due diligence process.

TCPI’s Conclusion

Based upon the responses received from suppliers, TCPI could not determine if the 3TG raw materials contained in the company's products were sourced from a supplier in the Conflict Region.

Accordingly, TCPI intends to further communicate with its suppliers regarding the urgency of responding completely to inquiries and conducting due diligence on their 3TG affected materials. We will continue to evaluate our key suppliers and potential alternatives.